



PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Montreal, July 5, 2005 - Novamerican Steel Inc. **(NASDAQ: TONS)** is pleased to announce the appointment of Mr. Robert Panet-Raymond, of Montreal, Quebec as an additional Director of the Corporation.   Mr. Panet-Raymond was a senior officer with the Canadian Imperial Bank of Commerce for the past thirteen years where he led Commercial Banking operations in Eastern Canada.

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. *Visit us at www.novamerican.com.*